--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             -----------------------------
 FORM 4                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
--------                                                                                               -----------------------------
/ / CHECK THIS BOX IF NO                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                OMB NUMBER:       3235-0287
    LONGER SUBJECT TO                                                                                   EXPIRES: SEPTEMBER 30, 1998
    SECTION 16.  FORM 4 OR    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   ESTIMATED AVERAGE BURDEN
    FORM 5 OBLIGATIONS MAY       Section 17(a) of the Public Utility Holding Company Act of 1935 or     HOURS PER RESPONSE .... 0.5
    CONTINUE.  SEE                       Section 30(f) of the Investment Company Act of 1940           -----------------------------
    INSTRUCTION 1(b).
(Print or Type Responses)
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
1. Name and Address of Reporting Person*     2. Issuer Name AND Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                                                                 to Issuer (Check all applicable)
                                                                                                X   Director         X   10% Owner
STEPHEN           KIRCHER        C.             MORROW SNOWBOARDS, INC.  (MRRWE)               ----                 ----
---------------------------------------------------------------------------------------------       Officer (give        Other
    (Last)        (First)        (Middle)    3. IRS or Social Security  4. Statement for       ----          title  ---- (specify
                                                Number of Reporting        Month/Year                        below)       below
                                                Person (Voluntary)                            -----------------  ------------------
2424 PROFESSIONAL DRIVE                                                    JANUARY 2000
--------------------------------------------                            --------------------- 7. Individual or Joint/Group Filing
                  (Street)                                              5. If Amendment,          (Check Applicable Line)
                                                                           Date of Original   ---Form filed by One Reporting Person
                                                                           (Month/Year)        X Form filed by More than One
ROSEVILLE,      CALIFORNIA          95661                                                     ---Reporting Person
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    (City)       (State)            (Zip)        TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security               2. Trans-   3. Trans-     4. Securities Acquired (A)    5. Amount of     6. Owner-   7. Nature
   (Instr. 3)                         action      action        or Disposed of (D)            Securities       ship        of In-
                                      Date        Code          (Instr. 3, 4 and 5)           Beneficially     Form:       direct
                                                  (Instr. 8)                                  Owned at         Direct      Bene-
                                     (Month/                                                  End of           (D) or      ficial
                                      Day/     -------------------------------------------    Month            Indirect    Owner-
                                      Year)                               (A) or                               (I)         ship
                                                Code    V       Amount    (D)     Price       (Instr. 3        (Instr. 4) (Instr. 4)
                                                                                              and 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock No Par Value            1/31/2000  01               319,992   A                  04,05,06            I        04,05,06
------------------------------------------------------------------------------------------------------------------------------------

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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).                                   SEC 1474 (7-97)

                              POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
                              CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
                              DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



FORM 4 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative Security     2. Conver-   3. Trans-   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action      tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date        (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/                    posed of (D)             (Month/Day/
                                       Deriv-       Day/                      (Instr. 3, 4, and 5)     Year)
                                       ative        Year)
                                       Security

                                                                                                    --------------------

                                                                                                     Date      Expira-
                                                             --------------------------------------  Exer-     tion
                                                                                                     cisable   Date
                                                              Code    V        (A)        (D)
------------------------------------------------------------------------------------------------------------------------
Option                                  $.75        1/31/2000  J                580,000              02        02
------------------------------------------------------------------------------------------------------------------------
Option                                  $.75        1/31/2000  J                 25,000              03        03
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------

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

------------------------------------------------------------------------------------------
7. Title and Amount of Under-       8. Price   9. Number     10. Owner-     11. Nature
   lying Securities                    of         of Deriv-      ship           of In-
   (Instr. 3 and 4)                    Deriv-     ative          Form           direct
                                       ative      Securi-        of De-         Bene-
                                       Secur-     ties           rivative       ficial
                                       ity        Bene-          Secu-          Own-
                                       (Instr.    ficially       rity:          ership
                                       5)         Owned          Direct         (Instr. 4)
                                                  at End         (D) or
                     Amount or                    of             Indi-
       Title         Number of                    Month          rect (I)
                     Shares                       (Instr. 4)     (Instr. 4)
------------------------------------------------------------------------------------------
Common Stock No      580,000            $.75      04,05,06       I               04,05,06
Par Value
------------------------------------------------------------------------------------------
Common Stock No       25,000            $.75      04,05,06       D
Par Value
------------------------------------------------------------------------------------------

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------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------

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Instruction 4(b)(v) list of other Reporting Person:

                                Page 2 of 4


* This statement is being filed by Stephen C. Kircher ("Mr. Kircher"); Capitol
Bay Group, Inc. ("CBG"); and Capitol Bay Securities, Inc. ("CBS") (collectively the "Reporting Persons") in relation to the securities of Morrow Snowboards, Inc. ("MSI"). The principal business address of each of the Reporting Persons is 2424 Professional Drive, Roseville, CA 95661.

Explanation of Responses:

01: On January 31, 2000, CBS, as a shareholder of International DisplayWorks,
Inc. ("IDW"), exchanged shares of IDW common stock for 319,200 shares of common stock, no par value ("Shares"), also more particularly described in MSI's 8-K filed on February 1, 2000 ("8-K").

02: On January 31, 2000, pursuant to the Placement Agent Agreement between CBS and MSI, as more particularly described in the 8-K, MSI granted CBS an option to purchase 580,000 Shares, exercisable for a period of 5 years at $.75 per share.

03: On January 7, 2000 the Board of Directors of MSI issued Mr. Kircher an option to purchase 25,000 Shares, exercisable for the later of 5 years from the date of grant or upon termination of Mr. Kircher as a director of MSI.

04: CBS may be deemed to own beneficially and directly 504,692 Shares and Options to purchase 580,000 Shares. Of the 504,692 Shares, 184,700 Shares are currently held in inventory for client accounts and with respect to which CBS or its employees may have voting or investment discretion, or both ("Managed
Accounts"). CBS disclaims beneficial ownership of the Shares held in Managed
Accounts. CBS is a wholly-owned subsidiary of CBG and CBG is wholly-owned by Mr.
Kircher, each of which disclaim any beneficial ownership of the aggregate
1,084,692 Shares and Options, except to the extent of pecuniary interest therein.

05: In addition to those securities set forth in [04] above, Mr. Kircher may be deemed to own beneficially and directly 2,000,000 Shares and Options to purchase
75,000 Shares and Mr. Kircher may be deemed to own beneficially and indirectly
1,000,000 Shares, as reported herein and previously reported on Form 4 dated
January 4, 2000. Mr. Kircher disclaims beneficial ownership as to such 1,000,000
Shares.

06: The securities mentioned herein may be effected by the rights of certain individuals or entities, which may have existed prior to the date of the transactions reported herein. These rights are currently under review and the securities mentioned herein may be reissued, in which event this filing will be amended.

                        [SIGNATURES ON FOLLOWING PAGE]

                                 Page 3 of 4



Signatures:

Date:    February 10, 2000



By:      s/ Stephen C. Kircher
     ------------------------------------------------
         Signature of Reporting Person


CAPITOL BAY SECURITIES, INC.


By:      s/ Stephen C. Kircher, President
     ----------------------------------------------
         Signature of Reporting Person


CAPITOL BAY GROUP, INC.


By:      s/ Stephen C. Kircher, President
     -----------------------------------------------
         Signature of Reporting Person








**Intentional misstatements or omissions of facts constitute
  Federal Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, SEE Instruction 6 for procedure.

Alternatively, this form is permitted to be submitted to the Commission in electronic formal at the option of the reporting person pursuant to Rule
101(b)(4) of Regulation S-T.
                                                                                                                     SEC 1474 (7-97)

                                  Page 4 of 4